Contact

www.linkedin.com/in/vijay-
krishnan-773b24102 (LinkedIn)

Top Skills

Leadership
Research
Software Development

Languages

English (Native or Bilingual)
French (Native or Bilingual)
Tamil (Native or Bilingual)
Hindi (Native or Bilingual)

Honors-Awards

Dean's List
National Semifinalist
National Semifinalist
Inductee of the Zenith Chapter

Publications

19VK1.14 WSSP Duckweed cDNA
library Landoltia punctata cDNA
similar to NADH:cytochrome b5
reductase, mRNA sequence

19VK3.14 WSSP Duckweed cDNA
library Landoltia punctata cDNA
similar to high mobility group B3
protein, mRNA sequence

Vijay Krishnan

Co-Founder & CEO at Verde
Plainsboro

Summary

Driven and motivated with a passion for the synergy of Technology,
Leadership and Innovation.

Always looking for opportunities to learn new things, and diversify my
portfolio.

Feel free to shoot me a message for any questions, thoughts,
discussions, or just to meet up and chat over some coffee!

———

Experience

Verde Finance
Co-Founder & Co-CEO
December 2020 - Present (1 year 6 months)
Austin, Texas, United States

Promoting financial literacy & improving transparency in Social Investing

Check us out @ https://verde.finance

Amazon
Software Engineer
August 2020 - May 2022 (1 year 10 months)
Arlington, Virginia, United States

Tackling The Truth
Host
November 2020 - September 2021 (11 months)
New Jersey, United States

Co-Creator and Host of Tackling The Truth, an NFL Podcast

Panasonic Avionics Corporation
Data Scientist
June 2019 - August 2019 (3 months)
Pleasanton, California

Northrop Grumman
Software Developer
June 2017 - May 2019 (2 years)

Simple LIMS (RightGenomics clinical decision support software division)
Pharmacogenomics Researcher
August 2014 - September 2016 (2 years 2 months)

8K Miles Software Services Ltd
Research And Development Intern
July 2013 - March 2014 (9 months)
12647 Alcosta Boulevard, Suite 450, San Ramon, CA 94583, USA

———

Education

Georgia Institute of Technology
Bachelor's Degree, Electrical and Computer Engineering · (2016 - 2019)

West-Windsor Plainsboro High School South
High School · (2012 - 2016)